Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES SPECIFIC SHARE REPURCHASE PROGRAM AS PART OF NORMAL COURSE ISSUER BID

AURORA, Ontario, March 17, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced that the Toronto Stock Exchange (“TSX”) has accepted Magna’s amended Notice of Intention to Make a Normal Course Issuer Bid (the “Notice”). The Notice has been amended to permit the purchase by Magna of its Common Shares pursuant to issuer bid exemption orders issued by securities regulatory authorities in connection with specific share repurchase programs.

Magna also announced that it intends to purchase for cancellation up to 1,500,000 Common Shares under a specific share repurchase program (the “Program”). The Program forms part of the company’s current normal course issuer bid for up to 38,000,000 Common Shares (the “NCIB”) and all purchases will be made in accordance with the TSX rules applicable to the NCIB, subject to limited exceptions as provided in an issuer bid exemption order issued by the Ontario Securities Commission (the “Order”).

In connection with the Program, Magna has entered into an agreement (the “Agreement”) with a third party to purchase Magna Common Shares through transactions that may take place on any trading day between March 22, 2017 and March 31, 2017 (the “Program Term”). Under the Program:

•                  an aggregate maximum of 1,500,000 Common Shares can be purchased;

•                  purchases on any one day must not exceed the daily limit under Magna’s NCIB;

•                  the price paid by Magna in any transaction will be at a discount to the volume weighted average trading price of the Common Shares on the Canadian markets on that date;

•                  Magna cannot purchase any other Common Shares under the NCIB during the Program Term;

•                  no purchases will be made during any trading blackout imposed by Magna;

•                  all Common Shares purchased by Magna will be cancelled; and

•                  following completion of the Program, Magna will disclose on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com information regarding the number of Common Shares purchased and the aggregate price paid.

In accordance with the terms of the Agreement and the Order, on any date that Magna purchases Common Shares from the third party or its agents, the third party or its agents must purchase the same number of Common Shares on Canadian markets.

MAGNA ANNOUNCES SPECIFIC SHARE REPURCHASE PROGRAM AS PART OF NORMAL COURSE ISSUER BID	CONNECT WITH MAGNA

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS (1)

We are a leading global automotive supplier with 317 manufacturing operations and 102 product development, engineering and sales centres in 29 countries. We have over 155,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid or pursuant to private agreements or share repurchase programs under an issuer bid exemption order issued by the Ontario Securities Commission. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence which would typically result in lower production volume; planning risk created by rapidly changing economic or political conditions; fluctuations in relative currency values; legal claims and/or regulatory actions against us; liquidity risks; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

MAGNA ANNOUNCES SPECIFIC SHARE REPURCHASE PROGRAM AS PART OF NORMAL COURSE ISSUER BID	CONNECT WITH MAGNA